Filed by Inflection Point Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Inflection Point Acquisition Corp. (File No. 001-40823)

Set forth below is an article published by The Wall Street Journal on September 16, 2022 about Intuitive Machines, LLC (“Intuitive Machines”). Inflection Point Acquisition Corp. (“Inflection Point”) is filing the below in connection with the proposed business combination (the “Business Combination”) between Inflection Point and Intuitive Machines.

Space Exploration Startup Intuitive Machines Reaches $1 Billion SPAC Merger

Company that provides exploration infrastructure and data hopes to ride a boom in space missions

PHOTO: NASA/GETTY IMAGES

By Amrith Ramkumar

Updated Sept. 16, 2022 7:52 am ET

Intuitive Machines LLC is combining with a special-purpose acquisition company in a deal that would take the space-exploration infrastructure provider public at a valuation that could top $1 billion, company officials said.

Houston-based Intuitive Machines provides data and technology, including small spacecraft and robots, to support lunar missions by the National Aeronautics and Space Administration and others. NASA has said it hired Intuitive to deploy its Nova-C lunar-lander to the moon and also will use a company “hopper” robot on a separate lunar mission. Both operations are part of NASA’s Artemis program and are slated to happen in the next few years.

Intuitive is merging with the SPAC Inflection Point Acquisition Corp. The Wall Street Journal earlier reported the two sides were nearing an agreement.

Intuitive Machines is a provider of lunar landers, similar to one seen earlier this year at the Goddard Space Flight Center in Greenbelt, Md., to be used in future NASA lunar-surface missions in the Artemis program.

Intuitive—founded about a decade ago by industry veterans Steve Altemus, Kam Ghaffarian and Tim Crain—is one of many startups hoping to cash in on an expected boom in space missions driven by NASA and companies including Elon Musk’s Space Exploration Technologies Corp., or SpaceX, Jeff Bezos’ Blue Origin LLC and Richard Branson’s Virgin Galactic Holdings Inc.

It aims to avoid some of the business uncertainty that has plagued others in the sector by providing essential infrastructure, software and data to different customers.

“These are essential services that this country is going to need,” Mr. Altemus, now Intuitive’s CEO, said in an interview. “We’re in the right position at the right time to open the space up for commerce and a return to the moon.”

The merger would come during downturns for both space-exploration startups and SPACs, which have been hit hard by rising interest rates and the stock-market selloff. Shares of Virgin Galactic, Astra Space Inc. and other publicly traded space companies have tumbled lately.

Several firms, including Italian space-logistics company D-Orbit SpA and weather-data company Tomorrow.io, that previously announced SPAC mergers eventually canceled them. Many startups that put off plans to go public through SPACs or traditional initial public offerings later elected to raise money privately.

Mr. Altemus said he is confident in the deal because of the company’s steady backlog of government and corporate customer contracts and because it can make money from several different lines of business.

A SPAC, also called a blank-check firm, is a shell company that raises money and trades publicly with the sole intent of merging with a private firm to take it public. After regulators approve the deal, the company going public replaces the SPAC in the stock market. Such combinations have become popular alternatives to traditional IPOs in the past few years, particularly for startups.

The Inflection Point SPAC holds about $330 million that Intuitive could also use to expand its business. In SPAC deals, investors can pull their money out before closing. Many investors have done so in other recent deals. The SPAC is backed by Kingstown Capital Management LP.

In case a large portion of investors do pull out, the deal would guarantee Intuitive Machines more than $100 million in cash through agreements among the SPAC’s creators, a company co-founder and outside investors.

—Micah Maidenberg contributed to this article.

Write to Amrith Ramkumar at amrith.ramkumar@wsj.com

Additional Information and Where to Find It

In connection with the Business Combination with Intuitive Machines, Inflection Point will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement/prospectus to be distributed to holders of Inflection Point’s ordinary shares in connection with Inflection Point’s solicitation of proxies for the vote by Inflection Point’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to Intuitive Machines’ equity holders in connection with the Business Combination. After the Registration Statement has been filed and declared effective, Inflection Point will mail a copy of the definitive proxy statement/prospectus, when available, to its shareholders. The Registration Statement will include information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Inflection Point’s shareholders in connection with the Business Combination. Inflection Point will also file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF INFLECTION POINT AND INTUITIVE MACHINES ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Inflection Point through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Inflection Point may be obtained free of charge from Inflection Point’s website at www.inflectionpointacquisition.com or by written request to Inflection Point at Inflection Point Acquisition Corp., 34 East 51st Street, 5th Floor, New York, NY 10022.

Participants in the Solicitation

Inflection Point and Intuitive Machines and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Inflection Point’s shareholders in connection with the Business Combination. Information about Inflection Point’s directors and executive officers and their ownership of Inflection Point’s securities is set forth in Inflection Point’s filings with the SEC. To the extent that holdings of Inflection Point’s securities have changed since the amounts printed in Inflection Point’s Annual Report on Form 10-K for the year ended 2021, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Business Combination may be obtained by reading the proxy statement/prospectus regarding the Business Combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the services offered by Intuitive Machines and the markets in which it operates, and Intuitive Machines’ projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Inflection Point’s securities, (ii) the risk that the Business Combination may not be completed by Inflection Point’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Inflection Point, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the receipt of the requisite approvals of Inflection Point’s shareholders and Intuitive Machines’ equity holders, respectively, and the receipt of certain governmental and regulatory approvals, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (v) the effect of the announcement or pendency of the Business Combination on Intuitive Machines’ business relationships, performance, and business generally, (vi) risks that the Business Combination disrupts current plans of Intuitive Machines and potential difficulties in Intuitive Machines employee retention as a result of the Business Combination, (vii) the outcome of any legal proceedings that may be instituted against Intuitive Machines or against Inflection Point related to the agreement and plan of merger or the Business Combination, (viii) the ability to maintain the listing of Inflection Point’s securities on Nasdaq, (ix) the price of Inflection Point’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Intuitive Machines plans to operate, variations in performance across competitors, changes in laws and regulations affecting Intuitive Machines’ business and changes in the combined capital structure, (x) the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination and identify and realize additional opportunities, (xi) the impact of the global COVID-19 pandemic, (xii) the market for commercial human spaceflight has not been established with precision, it is still emerging and may not achieve the growth potential Intuitive Machines expects or may grow more slowly than expected, (xiii) space is a harsh and unpredictable environment where Intuitive Machines’ products and service offerings are exposed to a wide and unique range of environmental risks, which could adversely affect Intuitive Machines’ launch vehicle and spacecraft performance, (xiv) Intuitive Machines’ business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto, (xv) Intuitive Machines’ limited operating history makes it difficult to evaluate its future prospects and the risks and challenges they may encounter and (xvi) other risks and uncertainties described in Inflection Point’s registration statement on Form S-1 (File No. 333-253963), which was originally filed with the SEC on September 21, 2021 (the “Form S-1”), in its Annual Report on Form 10-K for the year ended 2021 and its subsequent Quarterly Reports on Form 10-Q, the Registration Statement, the proxy statement/prospectus contained therein, and any other documents filed by Inflection Point from time to time with the SEC. The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Form S-1, the Annual Report on Form 10-K for the year ended 2021, the Quarterly Reports on Form 10-Q, the Registration Statement, the proxy statement/prospectus contained therein, and the other documents filed by Inflection Point from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Intuitive Machines and Inflection Point assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither Intuitive Machines nor Inflection Point gives any assurance that either Intuitive Machines or Inflection Point, respectively, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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